Exhibit 99.60

MAVERIX METALS ANNOUNCES STOCK OPTION AND SHARE GRANTS

May 31, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) announces the grant of (i) options to purchase up to an aggregate of 1,813,130 common shares, exercisable to a period of five years from the date of grant at an exercise price of $1.65 per common share, and (ii) an aggregate of 336,669 common shares.

The stock options and common shares were granted to directors, officers and employees of the Company under the terms of the Company’s stock option and compensation share plan and are subject to regulatory approval.

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.